Brian T. London Associate +1.215.963.5886 brian.london@morganlewis.com

February 24, 2022

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Mr. Be:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 347, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 348, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the McKee International Equity Portfolio (the "Fund"). Below, we have briefly summarized your comments, followed by our response. Where indicated, certain of the responses are based on information provided by CSM Advisors, LLC (the "Adviser") for the specific purpose of responding to the Staff's comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please confirm the continued accuracy of the Fund's investment objective given the changes to the Fund's principal investment strategy.

Response.	The Adviser confirms the continued accuracy of the Fund's investment objective.

2.	Comment. The Staff notes that the Fund has made significant changes to its principal investment strategies. In connection therewith:

(i) Please supplementally inform the Staff why the Board of Trustees of the Trust (the "Board") believes that these changes are consistent with its fiduciary duties and are in the best interests of its shareholders, who did not vote for these changes. In your response, please:

(a)	Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

(b) Explain why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund or starting a new Fund.

(c) Support your explanation of the Board's deliberation with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes as compared with starting a new Fund.

Response. At the November 17, 2021 meeting of the Board (the "Meeting"), the Adviser presented to the Board on its proposal to make changes to the Fund's principal investment strategies and primary benchmark index (the "Proposal") as reflected in the Amendment, and responded to questions from the Board, including from the trustees who are not "interested persons" of the Trust ("Independent Trustees"), as that term is defined in the Investment Company Act of 1940, as amended. The Board also considered a memorandum and other materials, including a written summary of the new investment strategies and risks, that were provided by the Adviser in advance of the Meeting and that furnished information reasonably necessary for the Board to consider the Proposal. Following the Adviser's presentation, the Board requested additional information from the Adviser regarding the Proposal. On December 20, 2021, the Adviser provided the Board with an additional memorandum responding to the Board's follow-up questions and recommended that the Board approve the Proposal.

On December 30, 2021, the Board approved the Proposal and the filing of the Amendment, which sets forth the proposed changes to the Fund, via unanimous written consent. In making its approval, the Board considered the Adviser's presentation at the Meeting and a variety of written materials provided by the Adviser to the Board, which described, among other things: (i) the specific changes proposed for the Fund's investment strategies and primary benchmark; (ii) the rationale underlying the Proposal; (iii) the prior experience of the Fund's portfolio management team utilizing the investment strategies being proposed for the Fund; and (iv) anticipated changes to the Fund's operating expenses.

In making its approval, the Board understood that the Amendment filing would provide the Staff the opportunity to review and comment on the changes prior to the effective date of the Amendment on February 28, 2022. The Board understood further that a prospectus supplement explaining the changes would be filed with the SEC and mailed to shareholders to provide them with advance notice of the changes that the Board would be considering, and that shareholders would have the opportunity to redeem or sell their shares of the Fund if they did not wish to continue their investment in the Fund. As indicated below, on December 30, 2021, a supplement was filed by the Trust via EDGAR and mailed to the shareholders of the Fund explaining the changes and noting the anticipated effectiveness date of the changes as on or around March 1, 2022.

In addition, the Board considered that the Fund's investment strategies are not fundamental policies and may be changed by the Board without shareholder approval. The Trust respectfully submits that a change of this nature is consistent with actions taken by investment company boards in the ordinary course without shareholder action.

The Board also considered the experience of the Adviser and the portfolio management team, including with respect to the team's experience in managing the investments contemplated under the Proposal, and gave deference to the insights of the Fund's portfolio managers regarding the benefits of the revised investment strategies. The Board considered the Adviser's security selection process and target cash allocation for the portfolio and a discussion by the Adviser regarding the Fund's portfolio turnover. The Board also considered the Adviser's performance in managing the proposed strategy for another investment vehicle managed by the Adviser. The Board considered the anticipated impact of the proposed strategy changes on the Fund's operating expenses. The Board considered that the Adviser's estimate of the Fund's expected total annual operating expenses was lower following the proposed strategy change as compared to no strategy change resulting in cost savings of six basis points. The Fund's total expenses after waivers would be 116 basis points with adoption of the proposed strategy change as compared to 122 basis points without the adoption of the proposed strategy change. The Board further considered the fact that the Adviser had agreed to enter into a new expense limitation agreement with the Trust, on behalf of the Fund, in connection therewith. Under the new expense limitation agreement with the Trust, the Adviser has agreed to limit the Fund's total annual operating expenses (excluding certain excluded expenses such as acquired fund fees and expenses) to 85 bps until February 28, 2023.

The Board further considered information addressing the Adviser's analysis of alternatives to making the proposed changes, including the alternatives of liquidation of the Fund or launching a new fund, and considered the fact that approval of the Adviser's proposal would provide shareholders the opportunity to continue to invest in the Fund. The Board also considered information regarding the potential expenses that would be associated with transitioning Fund shareholders into another investment vehicle and considered that the liquidation of the Fund would be a taxable event to Fund shareholders.

In approving the proposal, the Board, including the Independent Trustees, gave attention to all of the information that was furnished, and each Trustee placed varying degrees of importance on the various pieces of information that were provided to them. The Independent Trustees were also advised by independent legal counsel.

The Board believes that it has acted in a manner consistent with its fiduciary duties in making its determinations and that approval of the Proposal was in the best interests of Fund shareholders.

(ii) Please also explain why the Adviser believes that these changes are consistent with its fiduciary duty to the Fund.

Response. The Adviser believes that the changes are consistent with its fiduciary duty to the Fund because it believes that the changes are in the shareholders' best interests. In particular, the changes are consistent with the Fund's investment objective and align with the Adviser's determinations that (i) exposure to foreign markets remains in the best interest of the Fund's shareholders; and (ii) the Fund will benefit from the portfolio management team's experience in managing pooled products using ETFs, which will be utilized by the Fund to provide exposure to foreign markets in connection with these changes.

(iii) Have the Trust and Fund notified its shareholders of the planned changes? If so, please supplementally provide the Staff with a copy of the notice and when and how it was sent. If not, when will the Trust and Fund distribute such a notice and how?

Response. The Fund filed a supplement to its prospectus notifying shareholders of the planned changes on December 30, 2021. The supplement was mailed to shareholders and posted on the Fund's website. A copy of the supplement was filed on EDGAR and is available at www.sec.gov.

(iv) What is the composition of the Fund's shareholder base (e.g., affiliated vs. unaffiliated, retail vs. institutional, domestic vs. foreign)?

Response. As of February 17, 2022, approximately 98% of the Fund's shareholders were institutional and direct clients of the Adviser. The remaining 2% in the fund are not direct institutional clients of the Adviser.

(v) Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing fund as opposed to an amendment adding a new fund is consistent with the text and policy of Rule 485(a). Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days as opposed to 60 days.

Response. The changes are being made in a post-effective amendment to the registration statement of an existing fund because the post-effective amendment was filed for the purpose of making material changes to an existing series in accordance with Rule 485(a)(1), rather than adding a new series, in accordance with Rule 485(a)(2) under the 1933 Act. It would not be appropriate for an existing series to file under Rule 485(b)(2). A filing pursuant to Rule 485(a)(1) under these circumstances is wholly appropriate and consistent with text and policy of the rule and industry practice. The Trust does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because the Trust is adhering to the rules promulgated under the 1933 Act and the Staff's pronouncements thereon. The Trust notes that the changes to the registration statement are publicly available for the 60 days prior to the effectiveness of the registration statement and that such changes are subject to review by the Staff.

(vi) Please supplementally inform the Staff of what percentage of the Fund's current portfolio needs to be repositioned as a result of these changes.

Response. The Adviser expects to reposition investments representing 100% of the Fund's net assets in accordance with the new investment strategy for the Fund.

(vii) Have any shareholders contacted the Trust or Fund about the planned changes? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned changes or threatened legal action.

Response. The Trust and the Adviser are unaware of any shareholder expressing any displeasure or disagreement regarding the proposed changes or threatening legal action.

3.	Comment. In the "Principal Investment Strategy" section:

(i)	Please clarify what is meant by "other financial instruments" in the second paragraph.

Response. The referenced language has been deleted.

(ii)	In the third paragraph and associated bullet points:

(a) Please explain supplementally how the disclosure that the Adviser uses a proprietary quantitative research process to determine current risk in the "broad equity markets" is consistent with the Fund's 80% policy which is tied to equity securities of companies located in at least three countries other than the United States, or revise the referenced language as necessary.

(b)	Please explain how the Adviser assesses "current risk" in the broad equity markets.

(c) How does the Adviser choose between the bulleted investment types? For instance, is the Adviser looking at individual companies or markets generally? Please revise the disclosure to explain.

(d) Please clarify how the allocation between domestic and foreign investments relates to the Fund's 80% policy which references at least three countries other than the United States.

Response.

(a) The term "broad equity markets" has been replaced with "various international equity markets and exposures in which the Fund may invest from time to time".

(b) The Adviser's proprietary model that consists of risk measures such as the Sharpe ratios described in the paragraph following the bullet points is used to assess risk levels and risk adjusted return potential in the various areas of the international markets that are within the Fund's investment universe. The following language has been added to the paragraph below the bullet points in response to this Comment:

Based on these metrics, the Adviser will rank the international securities in which the Fund may invest on a risk adjusted basis to identify which areas of the international markets provide the best opportunity to achieve the Fund's investment objective and determine the Fund's investment universe. The Adviser will then select from this investment universe to create a well-diversified portfolio for the Fund.

(c) In response to this Comment, the following language has been added: "In choosing between the bulleted investment types described above, the Adviser will focus on markets generally rather than individual companies."

(d) In response to this Comment, "allocation between domestic and foreign investments" has been replaced with "allocation between domestic investments (up to 20% of the Fund's net assets) and foreign investments (up to 80% of the Fund's net assets)".

(iii) In the fourth paragraph, please explain in plain English how the Adviser chooses which underlying funds to invest in.

Response. The following language has been added to the referenced paragraph in response to this Comment and Comment 3(ii)(b) above:

Based on these metrics, the Adviser will rank the international securities in which the Fund may invest on a risk adjusted basis to identify which areas of the international markets provide the best opportunity to achieve the Fund's investment objective and determine the Fund's investment universe. The Adviser will then select from this investment universe to create a well-diversified portfolio for the Fund.

(iv) In the fifth paragraph, please quantify with more specificity the percentage of the Fund's assets that is expected to be invested in emerging market securities and, if material, consider identifying any emerging market countries, regions or sectors in which the Adviser expects to focus investments.

Response. The following language has been added to the referenced paragraph in response to this Comment:

The Fund may invest up to 30% of its assets in emerging market securities. Emerging market countries in which the Fund may invest include, but are not limited to, Taiwan, China, Brazil, Mexico, India, South Korea, Hong Kong, South Africa, Thailand, & Saudi Arabia.

4.	Comment. In the "Principal Risks" section:

(i) Under "Commodity-Related Investments Risk," please clarify the types of commodities that the Fund will invest in and explain how this is consistent with the Fund's policy to invest 80% of its portfolio in international equities.

Response. The referenced risk disclosure and related disclosure in the "Principal Investment Strategies" section relating to commodities-related indexes have been deleted.

(ii) The Staff notes that the Fund's principal investment strategy section indicates that the Fund will allocate between growth and value styles. Consider adding a risk factor regarding value style investment.

Response. The requested change has been made.

5.	Comment. In the "More Information about the Fund's Investment Objective and Strategies" section, please supplementally explain the purpose of the second sentence in the sixth paragraph and rewrite the sentence in plain English.

Response. The referenced sentence has been deleted.

Comment on the SAI

6.	Comment. In the "Description of Permitted Investments" section, under the "Investment Company Shares" heading, please supplementally explain the extent to which the Fund intends to invest in private funds, including the types of funds and the possible strategies.

Response. The referenced paragraph has been deleted.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London.